Filed pursuant to Rule 253(g)(2)

File No. 024-11490

SUPPLEMENT DATED APRIL 13, 2022

TO THE

OFFERING CIRCULAR DATED SEPTEMBER 14, 2021

OF

APPMAIL, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 14, 2021 of Appmail, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available HERE.

Ending the Offering on the SeedInvest platform

The Company intends to end the offering of its Series Seed-1 Preferred Stock described in the Offering Circular on the SeedInvest platform. No further subscriptions will be accepted by SeedInvest for the offering after May 13, 2022. Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed.